MANAGEMENT SERVICES AGREEMENT

                                                                     Exhibit 6.1

         WHEREAS, the Grand National Council of Confederated Nations (Grand) has decided to open a gaming facility in Hamel, Minnesota; and

         WHEREAS, HLW, Inc. (HLW) is desirous of entering into a management services agreement with Grand to assist in the financing and operations of the gaming facility in Hamel, Minnesota;

         NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, the parties agree as follows:

         1. Grand shall secure real estate in Hamel, Minnesota under its Tribal authority suitable for a gaming facility.

         2. Grand agrees that it will operate the gaming facility under its Tribal authority.

         3. HLW agrees that it will provide the financing necessary for the renovation of the real estate to operate a gaming facility.

         4. HLW agrees that it will provide management services and advice to Grand in to operation of the gaming facility, including, but not limited to, all computer related services and operations.

         5. The parties agree that the net proceeds of the operation of the gaming facility, after payment of all necessary expenses, but not including salaries of either party, shall be seventy per cent (70%) to Grand and thirty per cent (30%) to HLW, in payment for the management services and advice of HLW.

         6. The parties agree that they will agree upon the services of a certified public accountant to prepare income statements monthly to ascertain the net profits of the gaming facility, and that the profits will be divided as stated in paragraph 5 on the first day of the month following the date of the income statement.

         7. The parties agree that the certified public accountant will prepare audited financial statements for each fiscal year, and that any adjustments to the monthly statements necessary will be made within one month following the preparation of the audited statement.

         8. It is the intent of the parties that this Agreement shall be in full force and effect so long as the gaming facility in Hamel, Minnesota is in operation. However, this Agreement may be terminated by either party upon ninety days written notice to the other party. Grand, however, shall not be entitled to termination of this Agreement unless it repays to HLW, on termination, all monies advanced by HLW for the renovation of the real estate and the equipping of the gaming facility.

         9. The parties agree that this Agreement shall be construed under the laws of the State of Minnesota. Grand agrees that because its Chief is also the Judge of the Tribal Court it has a conflict of interest, and therefore waives, by the execution of this Agreement, any claim that it may have of sovereign immunity.

         IN WITNESS WHEREOF, the parties have executed this Agreement this _8__ day of January, 1997.

                         GRAND NATIONAL COUNCIL OF CONFEDERATED NATIONS

                         By /s/ Al LaFontaine
                            -------------------------------------------

                         HLW, INC.

                        By /s/David DeZiel
                            -------------------------------------------